Exhibit 3

[LETTERHEAD OF CRESCENT CAPITAL VI, L.L.C.]

11624 SE Fifth Street, Suite 200

Bellevue, Washington  98005

(Tel) 425-586-7700

(Fax) 425-586-7700

February 1, 2006

Board of Directors

FirstBank NW Corp.

1300 16th Avenue

Clarkston, WA  99403

Attention:                                         Steve R. Cox, Chairman of the Board
Clyde E. Conklin, President and Chief Executive Officer

Dear Mr. Cox and Mr. Conklin:

Crescent Capital VI, L.L.C. (“Crescent”) is pleased to present to the Board of Directors of FirstBank NW Corp. (“FirstBank” or the “Company”) an offer to purchase for cash all of the outstanding shares of common stock of FirstBank for $38.15 per share (the “Transaction”).  This price represents a 16.5% premium to FirstBank’s closing stock price on January 31, 2006 of $32.76. We believe that your shareholders will find this all cash proposal compelling and that it offers full and fair value to FirstBank’s shareholders, and includes a significant control premium.

Crescent has obtained commitments to fund over 75% of the Transaction from sophisticated financial investors.  These commitments, representing more than $65 million in equity, including an additional investment by Crescent, will, together with trust preferred securities, finance the majority of the Transaction. We are confident that the remaining funds necessary to close the transaction will be committed within a short time frame.

We are prepared to move quickly toward the negotiation and enter into a mutually acceptable definitive agreement with you.

As discussed during our meeting on February 1, 2006, Crescent and its investors are fully committed to maintaining the high level of community involvement and personal service that FirstBank’s customers in rural and small communities have come to expect.  We expect to continue to operate all of FirstBank’s branch banks and we value FirstBank employees because of their important personal relationships with FirstBank’s depositors and borrowers.  Crescent has every intention of maintaining the sound business practices of FirstBank and broaden the services it provides to depositors and borrowers throughout the communities in which it does business.

We have expended substantial effort in analyzing FirstBank’s publicly available information in developing our offer of $38.15 per share. Once we have the opportunity to conduct due diligence of nonpublic information and to negotiate with representatives of FirstBank, we can confirm the value we ascribe to your company.  To that end, we would be prepared to enter into an appropriate confidentiality agreement.

We believe that the Transaction is in the best interest of all constituencies involved, including most notably, FirstBank’s shareholders.  Specifically, we believe this transaction and the implementation of our business plan will bring significant benefits, including:

•                       Providing a full and fair price, which reflects a premium of 16.5% to FirstBank’s January 31, 2006 closing stock price of $32.76 and 21% to the moving 50 day average stock price of $31.49;

•                       Bringing a management team with years of banking experience, and a long-time commitment to the Pacific Northwest region, with many of us having lived and worked here for all, or significant portions, of our lives;

•                       Enhancing operating efficiencies to allow FirstBank to build its capital base for the protection of depositors and greater capacity for borrowers;

•                       Expanding product offerings to provide additional benefits to customers in the operation of their businesses;

•                       Expanding geographic areas of business to allow for greater diversity of customers and a greater geographic diversity in FirstBank’s market area

•                  Both should reduce risk in FirstBank’s loan portfolio and reduce economic risk created by localized economic setbacks; and

•                       Broadening the product offerings for lending in community development and low income housing

•                  Such enhancements should improve earnings and capital, provide opportunities for growth in FirstBank’s market area and improve the quality of life for local community members.

With our management team, Crescent brings a number of complementary skills as well as financial and operational strengths to the Transaction.

•                       Extensive “Big Bank” and “Community Bank” Experience: Crescent Capital’s Steven Wasson, who following the Transaction would become the CEO of FirstBank has 30 years of experience in banking, including senior and executive management positions. Most recently Mr. Wasson was Executive Vice President and Manager of Business Banking for U.S.Bank and he has held positions in operations, audit, credit approval, residential lending, agricultural lending, commercial real estate lending, construction lending, small and large business lending in regional banks, and chief credit officer and chief administrative officer of a community bank.  During this time in the industry, he created controls to monitor bank performance, marketing efforts to expand and grow lines of business, reduced exposure to businesses and collateral types undergoing severe stress and improved efficiencies to reduce expenses while improving customer service with customer focused service quality initiatives.

•                       The remainder of the Crescent team has similarly impressive experience with large commercial and community banks. The six most senior members of the team, exclusive of Mr. Wasson, have more than 100 years of banking experience in the areas of finance, lending, operations, and credit risk management.  Additionally, a targeted group of highly skilled individuals have been identified to join the Company post-Transaction to implement the operating plan going forward.  All of these individuals currently live and work in the Pacific Northwest, including communities where FirstBank today has banking offices.

We are prepared to move quickly:

•                       Within 60 days of entering into a confidentiality agreement, Crescent and its investors will

•                  Conduct and complete final due diligence; and

•                  Negotiate a definitive Transaction agreement

•                       Closing of a definitive Transaction agreement would be subject only to required regulatory approvals and other provisions typical for a transaction of this nature.

•                       Crescent would work with FirstBank to gain the support of FirstBank shareholders, with an expectation of strong positive responses from all constituencies.

•                       We are confident that the Transaction we propose would receive timely regulatory approvals, and meet any guidelines established by state and federal regulators.

•                       We understand that consummation of the proposed Transaction will require approval of FirstBank’s shareholders, and we are prepared to assist you in those efforts.

Pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, and as a result of our meeting and this letter, Crescent will be amending its Schedule 13D filing with the Securities and Exchange Commission. Following the filing of the amended Schedule 13D, we anticipate that you may receive inquires from FirstBank’s shareholders or other members of the public regarding the Transaction or Crescent.  Please feel free to direct any such inquiries to the following individuals at Cascadia Capital, LLC, which is serving as our financial advisor in connection with the Transaction:  David Lender (212-847-7844) or Chin Pak (212-847-7840).

Please note that this proposal is a non-binding statement of intent only, and is subject to the satisfactory completion of due diligence, customary approvals and legal documentation. The rights and obligations of the parties shall only be as set forth in the executed definitive agreements.

We think that you and the other members of FirstBank’s Board will agree that this proposal offers a unique and timely opportunity for FirstBank’s shareholders to realize full value for their shares in a transaction that has minimal execution risk.  We request the favor of a formal response to this proposal within a reasonable period of time, which enables us to update our members on our progress.  We look forward to hearing from you and welcome the opportunity for further discussion.

Sincerely,

Crescent Capital VI, L.L.C.

Jeff D. Gow
Managing Director